[PERFICIENT, INC. LETTERHEAD]

February 14, 2008

VIA FACSIMILE 202.772.9210 AND EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Mark P. Shuman, Branch Chief - Legal

Re:	Registration Statement on Form S-3 (File No. 333-148978) of Perficient, Inc. (the “Company”)

Dear Mr. Shuman:

We hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective on Tuesday, February 19, 2008 at 9:00 a.m., Eastern time.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the Registration Statement to J. Nixon Fox, Vinson & Elkins L.L.P. at 512.542.8427.

Sincerely,

/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

cc:           Maryse Mills-Apenteng